Prospectus Supplement                                Filing Under
Dated: October  8, 1997                              Rules 424(b)(3) and 424(c)
To Prospectus dated May 10, 1996
                                                     Registration
                                                     File No.
                                                     333-03441

                           KEYSPAN ENERGY CORPORATION
--------------------------------------------------------------------------------
                  DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

          Effective immediately following the close of business on September 29, 1997, KeySpan Energy Corporation ("KeySpan") became the parent holding company of The Brooklyn Union Gas Company ("Brooklyn Union") pursuant to a mandatory exchange of shares which was approved by Brooklyn Union common shareholders at Brooklyn Union's Special Meeting held on August 7, 1997. As a result, holders of Brooklyn Union common stock, including holders of Brooklyn Union common stock under the Dividend Reinvestment and Stock Purchase Plan, have become holders of KeySpan common stock on a one share-for-one share basis. KeySpan common stock, par value $.33 1/3 per share, is listed on the New York Stock Exchange and trades under the symbol "KSE".

          As of the effective date, The Brooklyn Union Gas Company Dividend Reinvestment and Stock Purchase Plan was assumed by KeySpan as successor to Brooklyn Union, and is now the "KeySpan Energy Corporation Dividend Reinvestment and Stock Purchase Plan". The Plan will be administered in the same manner as previously administered under Brooklyn Union.

          In terms of the Prospectus, dated May 10, 1996, relating to the Dividend Reinvestment and Stock Purchase Plan:

     - References to the "Company" should be read to mean KeySpan rather than Brooklyn Union, unless the context otherwise requires.

     - References to the "Common Stock" should be read to mean the common stock of KeySpan rather than the common stock of Brooklyn Union.

     - Referring to pages 7 and 11 under "Participation" and "Voluntary Cash Payments" in the Prospectus (Questions 10 and 19), all checks should be made payable to "First Chicago - KeySpan".

     - Referring to pages 20-21 under "Description of Common Stock" and "Legal Opinions" in the Prospectus, the statements thereunder with respect to Brooklyn Union common stock continue to be the case with respect to

          KeySpan common stock, except that KeySpan currently has no outstanding preferred stock, and approval of the Public Service Commission of the State of New York for the issuance and sale of equity securities of KeySpan is not required. It should also be noted that, at least initially, dividends on KeySpan common stock will depend upon dividends paid by Brooklyn Union on its common stock owned by KeySpan.

          In addition, the description on page 3 of the Prospectus under "THE COMPANY" is supplemented by the following with respect to KeySpan:

          KeySpan Energy Corporation was incorporated in the State of New York in 1996. KeySpan is the parent holding company of The Brooklyn Union Gas Company and anticipates that it will also become the parent holding company of any future non-utility subsidiaries and certain of Brooklyn Union's existing principal non-utility subsidiaries. KeySpan's executive offices are located at One MetroTech Center, Brooklyn, New York 11201-3850. Its telephone number is (718) 403-1000. Financial and other information is also available through the World Wide Web at http://www.keyspanenergy.com.

          Any questions regarding the KeySpan Energy Corporation Dividend Reinvestment and Stock Purchase Plan should be directed to KeySpan's Stock Transfer Agent, First Chicago Trust Company, at (800) 328-5090 or to a KeySpan representative at (718) 403-3196.

                            ------------------------

          This Prospectus Supplement should be affixed to your copy of the Prospectus dated May 10, 1996.